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09059464

C FILE NUMBER

8 — 47527

ANNUAL AUDITED REPOR
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   <u>01/01/08</u>   AND ENDING   <u>12/31/08</u>
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     MFI SECURITIES, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     950 THIRD AVENUE, 27TH FLOOR

(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     EDWARD B. COHEN   (203) 454-2210

                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ MURAT N. KOPRULU _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ MFI SECURITIES, L.P. _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

VIVIEN MICHAL BAILEY-BARNUM
Notary Public - State of New York
No. 01BA6099402
Qualified in Westchester County
My Commission Expires Sept. 29, 2007
11

_____
Notary Public

_____
Signature

PRESIDENT OF GENERAL PARTNERSHIP
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFI SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
  MFI Securities, L.P.:

We have audited the accompanying statement of financial condition of MFI Securities, L.P. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFI Securities, L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 6, 2009

MFI SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	75,381
Due from broker		126,899
Securities owned, at fair value		1,256
TOTAL ASSETS	**$**	**203,536**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	20,000
Partners' capital		183,536
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$**	**203,536**

The accompanying notes are an integral part of this financial statement.

MFI SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

MFI Securities, L.P. (the "Company") is a limited partnership organized under the Delaware Revised Limited Partnership Act, and commenced operations as of March 24, 1994.

On August 15, 1994, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 10, 1995. The Company provides financial advisory and brokerage services to foreign corporations.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

Fair value measurement – definition and hierarchy:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

>   **Level 2** – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not
>   active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

>   **Level 3** – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

>   Valuation techniques – equity securities: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2.   FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008.   See Note 1 for a definition and discussion of the Partnership's policies regarding this hierarchy.

Securities owned	Level 1	Level 2	Level 3	Total
Equity securities	$ 1,256	$ -	$ -	$ 1,256
% of Total	100%	-	-	100%

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into an expense-sharing agreement with an affiliate for the use of office space and certain other overhead expenses. The Company records its expenses as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis, of the costs assumed by the affiliate. The total amount of expenses incurred under this agreement for the year ended December 31, 2008 was $116,141 and is reflected in the accompanying financial statements. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 4.   NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $176,017, which exceeded the requirements by $171,017.

NOTE 5.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks.

NOTE 6.   INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax.

NOTE 7.   EMPLOYEE 401K AND PROFIT SHARING PLAN

The Company has a prototype 401(k) profit sharing plan providing for employee and Company contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the completion of six months of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 1% of gross wages or the maximum employee deductible contribution for a defined contribution plan. The Company, at its sole discretion, may make an annual nonelective profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's nonelective contributions.